                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                               AMENDMENT NO. 3

                                SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOOD TECHNOLOGY SERVICE, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)


                                   927341107
                                 (CUSIP Number)


                              DAVID NICHOLDS, ESQ.
                               MDS NORDION, INC.
                                 447 MARCH ROAD
                         KANATA ONTARIO CANADA K2K 1X8
                                 (613)592-2790
                   (Name, Address and Telephone Number of
                  Person Authorized to Receive Notices and
                               Communications)

                               DECEMBER 31, 1997
           (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

         Check the following box if a fee is being paid with this statement
[ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

                                  SCHEDULE 13D

CUSIP NO.    927341107                                PAGE    1   OF ____ PAGES

1.       NAME OF REPORTING PERSON

                MDS Nordion, Inc. (formerly Nordion International, Inc.)

         S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON.
         -----------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*.           (a) [  ]
                                                                      (b) [XX]

         -----------------------------------------------------------------------
3.       SEC USE ONLY


         -----------------------------------------------------------------------
4.       SOURCE OF FUNDS*


                                       WC & Affiliate
         -----------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e).                                                [  ]

                                            NA
         -----------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION.

                                          CANADA
         -----------------------------------------------------------------------

Number of Shares     7. Sole Voting Power:                   6,718,874
 Beneficially                                       ----------------------------
Owned by each        8. Shared Voting Power:
Reporting Person                                    ----------------------------
    with             9. Sole Dispositive Power:              6,718,874
                                                    ----------------------------
                    10. Shared Dispositive Power:
                                                    ----------------------------
         -----------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

         6,718,874 shares (of which 545,655 underly convertible indebtedness)
         -----------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                            [  ]

         -----------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                           63.4%
         -----------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*

                                            CO
         -----------------------------------------------------------------------

         *See Instructions Before Filling Out.

Item 3.  Source and Amount of Funds or Other Considerations.

         Since last reported on December 9, 1996, the following shares of the Company have been acquired and/or purchased by MDS Nordion:


                                      NUMBER OF                   PRICE
           DATE                        SHARES                   PER SHARE                     TOTAL AMT.
           ----                        ------                   ---------                     ----------
         1/13/97                        18,750                     $.80                         $15,000

          2/7/97                        25,000                     $.80                         $20,000

         2/28/97                        25,000                     $.80                         $20,000

         3/13/97                        92,227                     $.80                         $73,782

         3/17/97                        23,125                     $.80                         $18,500

         3/31/97                       260,323                     $.80                        $208,258

         4/16/97                        18,751                     $.80                         $15,001

          6/3/97                        16,250                     $.80                         $13,000

         6/13/97                        25,000                     $.80                         $20,000

         6/30/97                        96,254                     $.80                         $77,003

          7/4/97                        25,000                     $.80                         $20,000

         7/17/97                        25,000                     $.80                         $20,000

          8/1/97                        25,000                     $.80                         $20,000

         8/26/97                        25,000                     $.80                         $20,000

         9/22/97                        25,000                     $.80                         $20,000

         9/30/97                       221,254                     $.80                        $177,003

         10/3/97                        25,000                     $.80                         $20,000

         11/3/97                     1,250,000                     $.80                      $1,000,000

        12/29/97                     2,000,000                     $.80                      $1,600,000
                                     ---------                                               ----------

                 Total:              4,221,934                                               $3,377,547
                                     =========                                               ==========


--------------
Note: The above shares were received in exchange for indebtedness due MDS Nordion, Inc.

                                              MDS NORDION, INC.

                                              By: /s/  David Nicholds
                                                  ----------------------------
                                                  Vice President
Date:   May 12, 1998